Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.

SUPPLEMENT NO. 17 DATED OCTOBER 31, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007, Supplement No. 10 dated July 17, 2007, Supplement No. 11 dated August 8, 2007, Supplement No. 12 dated August 17, 2007, Supplement No. 13 dated September 12, 2007, Supplement No. 14 dated September 20, 2007, Supplement No. 15 dated October 9, 2007 and Supplement No. 16 dated October 11, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 17 is to disclose:

•	the status of our initial public offering;

•	our proposed acquisition of Tucson Medical Center in Tucson, Arizona;

•	our proposed acquisition of Northmeadow Medical Center in Roswell, Georgia;

•	our entry into an interest rate swap agreement in connection with the secured loan on our 1 and 4 Market Exchange property;

•	our entry into an interest rate swap agreement in connection with the secured loan on our East Florida Senior Care Portfolio; and

•	our board of director’s authorization of the renewal of our advisory agreement.

Status of Our Initial Public Offering

As of October 26, 2007, we had received and accepted subscriptions in our offering for 17,719,020 shares of common stock, or approximately $176,972,000, excluding shares issued under our distribution reinvestment plan.

Proposed Acquisition of Tucson Medical Center

On October 24, 2007, our board of directors approved the acquisition of Tucson Medical Center. Tucson Medical Center is comprised of two project portfolios with a combined total of seven multi-tenant medical office buildings located on 10.2 acres of land on the Northwest Medical Campus in Tucson, Arizona. The Desert Life Medical Buildings, built between 1979 and 1980, consist of six multi-tenant contiguous buildings that contain approximately 56,000 square feet of gross leasable area that is currently 59.6% occupied. The La Cholla Medical Building, built in 1994, contains approximately 55,000 square feet of gross leasable area that is currently 68.9% leased. The principal businesses occupying the buildings are healthcare providers and researchers.

We anticipate purchasing Tucson Medical Center for a total purchase price of $21,125,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $634,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the fourth quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Tucson Medical Center.

Proposed Acquisition of Northmeadow Medical Center

On October 24, 2007, our board of directors approved the acquisition of Northmeadow Medical Center. Northmeadow Medical Center consists of a two-story multi-tenant medical office building located across from North Fulton Regional Hospital in Roswell, Georgia. The property was built in 1999 and contains approximately 51,000 square feet of gross leasable area located on 5.52 acres. The building is currently 98% occupied. The principal businesses occupying the building are healthcare providers.

We anticipate purchasing Northmeadow Medical Center for a purchase price of $11,850,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $356,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the fourth quarter of 2007; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of Northmeadow Medical Center.

Entry into an Interest Rate Swap Agreement with Wachovia Bank, National Association

On October 12, 2007, we, through NNN Healthcare/Office REIT Market Exchange, LLC, entered into an interest rate swap agreement, or the Wachovia ISDA Agreement, with Wachovia Bank, National Association, in connection with the $14,500,000 secured loan on our 1 and 4 Market Exchange property, or the Market Exchange loan, with Wachovia Financial Services, Inc., or Wachovia Financial. Pursuant to the terms of the promissory note in favor of Wachovia Financial, the Market Exchange loan bears interest, at our option, at a per annum rate equal to either: (a) 30-day LIBOR plus 1.35%; or (b) the Prime Rate, as announced by Wachovia Financial from time to time. As a result of the Wachovia ISDA Agreement, the Market Exchange loan bears interest at an effective fixed rate of 5.97% per annum from September 28, 2007 through September 28, 2010; and provides for monthly interest-only payments due on the first day of each calendar month commencing on November 1, 2007.

Entry into an Interest Rate Swap Agreement with KeyBank, National Association

On October 19, 2007, we, through NNN Healthcare/Office REIT E Florida LTC, LLC, or E Florida LTC, executed an interest rate swap agreement, or the KeyBank ISDA Agreement, with KeyBank National Association, or KeyBank, in connection with the $30,500,000 secured loan on our East Florida Senior Care Portfolio, or the EFSC loan, with KeyBank. Pursuant to the terms of the loan agreement by and between E Florida LTC and KeyBank, the EFSC loan bears interest, at our option, at per annum rates equal to: (a) a rate equal to the greater of: (i) the prime rate, as established from time to time by KeyBank, or (ii) 1.0% in excess of the federal funds effective rate, as defined in the loan agreement; or (b) the Adjusted LIBOR Rate, as defined in the loan agreement. As a result of the KeyBank ISDA Agreement, as amended on October 25, 2007, the EFSC loan bears interest at an effective fixed rate of 6.02% per annum from November 1, 2007 through November 1, 2010; and provides for monthly principal and interest payments due on the first day of each calendar month commencing on December 1, 2007.

Authorization for Renewal of Advisory Agreement

On October 24, 2007, our board of directors authorized the renewal, for a term of one year ending on October 24, 2008, of our Advisory Agreement, dated September 20, 2007, by and among us, NNN Healthcare/Office REIT Holdings, L.P., our operating partnership, and NNN Healthcare/Office REIT Advisor, LLC, our advisor, which provides for management of our day-to-day activities and those of our operating partnership as well as other related matters. Our board of directors previously approved the renewal of the advisory agreement on a month-to-month basis. Pursuant to Sections 8.2 and 10.3 of our charter, our board of directors evaluated the performance of our advisor and determined that renewing the advisory agreement is fair and reasonable to us and is on terms and conditions not less favorable to us than those available from unaffiliated third parties.

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